October 21, 2008

Via EDGAR and U.S. Mail

Mr. Stephen Krikorian
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Access Integrated Technologies, Inc. Form 10-K for the fiscal year ended March 31, 2008 Filed on June 16, 2008 Form 10-Q for the quarterly period ended June 30, 2008 Filed on August 11, 2008
File No. 000-51910

Dear Mr. Krikorian:

On behalf of Access Integrated Technologies, Inc. (“AccessIT” or the “Company”), set forth below are the Company’s responses to your letter of comment dated September 26, 2008 to Mr. A. Dale Mayo, President and Chief Executive Officer of the Company.  The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.  The responses provided below relate to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008 filed on June 16, 2008 and subsequently amended on June 26, 2008 and September 11, 2008 (the “Form 10-K”), and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 filed on August 11, 2008 (the “Form 10-Q”), as applicable.

Mr. Stephen Krikorian
October 21, 2008
Page Two

Form 10-K for the fiscal year ended March 31, 2008

General

1.	We note that you did not provide the acknowledgements that appear at the end of our prior comment letter. Please submit the representations from the company in your next response letter.

RESPONSE:

The representations are submitted herewith.

Item 1. Business

2.
We note that your response to prior comment 23 does not address your consideration of Item 101(b) of Regulation S-K.  As stated in our previous comment, in your Business section, please disclose or provide a cross-reference to the notes to the financial statements of financial information regarding each of the company’s three reporting segments including revenues from customers, a measure of profit or loss and total assets for each of the last three years.

RESPONSE:

In future filings, a cross-reference will be added in the Business section to direct readers to the relevant note(s) to the financial statements as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

3.
We note that the entirety of your proposed disclosure in your response to prior comment 4 regarding Phase II deployment is not contained in the Form 10-Q for the quarter ended June 30, 2008.  Further, your response regarding the financing that you intend to pursue and the course of action if you are unable to secure funding seems general.  In future filings, please provide as much specificity as possible regarding your future financing plans and discuss the alternatives that you will consider if none of your financing options are successful.

Mr. Stephen Krikorian
October 21, 2008
Page Three

RESPONSE:

The language in future periodic reports will be revised to include all of the proposed disclosure in the Company’s response to prior comment 4.  Further, the Company regularly strives to provide investors with as much specificity as possible, and to disclose material information as soon as appropriate, in accordance with the rules and regulations of the federal securities laws.  The Company has included some additional disclosure in the Liquidity and Capital Resources section in the Form 10-Q for the quarterly period ended June 30, 2008.  Currently, the Company believes it would be premature to disclose specific details of proposed financing arrangements that it is pursuing, but acknowledges that it will make such disclosures, including alternatives to such plans, as appropriate in future filings.  In addition, in future filings the Company will specifically disclose that if the Company is not successful in securing funding for its Phase II deployment from lenders, exhibitors and hardware vendors, such deployment would have to be delayed and thereby significantly reduce revenue growth.  The Company will update its disclosures to provide as many specifics as possible on the actual and expected developments in this area.

Critical Accounting Policies, page 23

4.
Your response to prior comment 5 indicates that you will add disclosures stating that you primarily rely upon third party valuation reports to estimate the fair value of goodwill and intangible assets.  Please describe the nature and extent of the specialist involvement in your determination of the fair value.  See Securities Act Rule 436 of Regulation C.

RESPONSE:

The Company has engaged third party valuation firms (“firms”) for purposes of allocating the purchase price of assets acquired, including goodwill and intangible assets, and liabilities assumed in accordance with SFAS 141.  The Company also utilizes these firms to assist in its periodic impairment testing of goodwill and intangible assets. The nature and extent of the firms’ involvement includes reviewing their qualifications, supplying relevant business combination transaction documents, management’s forecasts, cash flow analysis and other relevant data, discussing the valuation model and results with the firms, reviewing their results to determine if they are in line with management’s expectations of our business, market capitalization and other management considerations.  The Company has ultimate responsibility for the values assigned to such assets and liabilities related to business combinations and conclusions on any goodwill or

Mr. Stephen Krikorian
October 21, 2008
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intangible asset impairment testing. We will not reference reliance on third parties in future filings and will make the following disclosures with respect to these matters:

GOODWILL AND INTANGIBLE ASSETS

The Company adopted SFAS No. 142, “Goodwill and other Intangible Assets” (“SFAS No. 142”), which addresses the recognition and measurement of goodwill and other intangible assets subsequent to their acquisition.  Carrying values of goodwill and other intangible assets with indefinite lives are reviewed for possible impairment in accordance with SFAS No. 142. The Company tests its goodwill and other intangible assets with indefinite lives for impairment in accordance with the applicable accounting literature annually and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired. The Company reviews the carrying value of its amortizing intangible assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. The Company estimates the fair value of goodwill and intangible assets resulting from business combinations by reference to estimates of the discounted future cash flows of the associated products and services and by referencing the market multiples of identified peer group companies. It is possible that the estimates and assumptions used in assessing the carrying value of these assets, such as future sales and expense levels, may need to be reevaluated in the case of continued market deterioration, which could result in impairment of these assets.

Liquidity and Capital Resources, page 28

5.
We note your response to comment 7 that you will provide an enhanced discussion of the primary drivers of the business in future filings.  It appears that the disclosure in the Liquidity and Capital Resources section of the Form 10-Q for the quarter ended June 30, 2008 does not contain this enhanced disclosure.  Please advise.

RESPONSE:

As the Company’s business is primarily driven by the emerging digital cinema marketplace, the primary revenue driver will be the increasing number of digitally equipped screens.  There are approximately 38,000 movie theater screens in the United States and Canada, and approximately 107,000 screens worldwide.  Approximately 5,200 of the domestic screens are equipped with digital cinema technology, and 3,723 of those screens contain AccessIT’s equipment and software.  We anticipate the vast majority of the industry’s screens to be converted to digital in the next 5-7 years, and we have

Mr. Stephen Krikorian
October 21, 2008
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announced plans to convert up to an additional 10,000 domestic screens to digital in our “Phase II” deployment plan over the next three years.  For those screens that are deployed by AccessIT, the primary revenue source will be virtual print fees, with the number of digital movies shown per screen, per year being the key indicator for earning and measuring the virtual print fees, since the studios pay such fees on a per movie, per screen basis.  For all new digital screens, whether or not deployed by AccessIT, the opportunity for other forms of revenue also increases.  The Company may generate additional software license fee revenue (mainly the Theater Command Center software which is used by exhibitors to aid in the operation of their systems), alternative content distribution fees (such as concerts and sporting events) from the Company’s Bigger Picture unit, and fees from the delivery of content via satellite or hard drive, may also result.  In all cases, the number of digitally-equipped screens in the marketplace is the primary determinant of the Company’s possible revenue streams, although the emerging presence of competitors for software and content distribution and delivery may limit this growth.  The Company was commencing the process of responding to the prior comment letter at the time the Form 10-Q for the quarterly period ended June 30, 2008 was filed, and anticipates providing further enhanced disclosure, including the factors stated herein, in future filings.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-14

6.
Your response to prior comment 13 indicates that the revenue recognition policy was revised to include more information regarding your major sources of revenues.  Consider providing additional disclosures to describe the timing of recognition and the basis for meeting the relevant revenue recognition criteria for each type of deliverable you offer.  Provides us with any proposed revisions to your disclosures describing how you recognize revenue.  Refer to SAB Topic 13B, Question 1.

RESPONSE:

The Company added additional disclosure regarding the timing of and basis for recognition of its major sources of revenue, including virtual print fees, cinema advertising and digital content distribution fees, in its 10-Q filing for the quarter ended June 30, 2008, to enhance the explanation of the Company’s revenue recognition policy, in accordance with SAB Topic 13B, Question 1.  However, as virtual print fees (“VPF”)

Mr. Stephen Krikorian
October 21, 2008
Page Six

and in-theater advertising revenue represent the Company’s two largest revenue streams (with VPF and in-theater advertising revenue representing approximately 50% and 24% of consolidated revenues for the year ended March 31, 2008, respectively), the Company recognizes that further enhanced disclosure regarding the Company’s contractual arrangements with customers and the associated revenue recognition policies for VPF and in-theater advertising revenue would be useful.  Accordingly, the Company proposes to include additional disclosure of VPF and in-theater advertising contractual arrangements and revenue recognition policies, as follows:

VPFs:

“VPFs are earned pursuant to long-term contracts with movie distributors and exhibitors, whereby amounts are payable by the distributors to the Company according to a fixed fee schedule, when the distributors’ movies are displayed on screens utilizing the Company’s digital cinema equipment installed in movie theaters.  The Company is entitled to one VPF for every movie title displayed per screen.  The Company’s VPF revenue is therefore dependent on the number of movie titles released and displayed on its equipment in any given accounting period.  The Company recognizes VPF revenue in the period in which the movie first opens for general audience viewing in that digitally-equipped movie theater, as the Company’s performance obligation has been substantially met at that time.”

In-Theater Advertising:

“The Company has contracts with exhibitors to display pre-show advertisements on their screens, in exchange for certain fees paid to the exhibitors.  The Company then contracts with businesses of various types to place their advertisements in select theater locations, designs the advertisement, and places it on-screen for specific periods of time, generally ranging from three to twelve months.  The Company recognizes revenue from in-theater advertising ratably over the period of time the advertisement is displayed and earned.”

In addition to the above proposed additional disclosures, the Company evaluated the revenue recognition policy disclosures related to all of its other revenue streams and proposes to add the following disclosure with respect to the revenue recognition policy for the Company’s 9-screen movie theater in Brooklyn, New York (”the Pavilion Theater”):

“Movie theatre admission and concession revenues are generated at the Company’s 9-screen theater in Brooklyn, New York (“the Pavilion Theater”).  Theater admission

Mr. Stephen Krikorian
October 21, 2008
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revenues are recognized on the date of sale, as the related movie is viewed on that date and the Company’s performance obligation is met at that time.  Concession revenues consist of food and beverage sales and is also recognized on the date of purchase.”

Other than VPFs and in-theater advertising, no other revenue source accounts for more than 10% of the Company’s consolidated revenue. The Company will continue to periodically review its revenue recognition and other disclosures and add any further information that may be helpful to readers.

7.
We note from your response to prior comment 14 that software licenses are accounted for in accordance with SOP 97-2, however, other services such as IT consulting and software maintenance services are accounted for in accordance with SAB 104 since they are covered by separate contractual arrangements.  Clarify why you do not consider these other services to be part of a single multiple-element arrangement.  Tell us how you considered each of the factors discussed in TPA 5100.39 in accounting for these other services as separate arrangements.  If after further consideration you determine that the other services should be included as part of a single multiple-element arrangement, tell us whether you are able to establish fair value (or VSOE, if applicable) for the individual elements and how you considered the separation and allocation guidance in EITF 00-21 (or SOP 97-2, if applicable).  Your response should discuss the accounting policy for each unit of accounting as well as how units of accounting are determined and valued.

RESPONSE:

Through its Hollywood Software, Inc. subsidiary (“Hollywood Software”), the Company creates and licenses software for use by distributors and exhibitors of movies.  The Company’s three main software products, which are all provided to customers under perpetual licenses, are the Theater Command Center (“TCC”), Theatrical Distribution System (“TDS”), and the Exhibitor Management System (“EMS”).  The TCC software is used by exhibitors to aid in their operation of the digital projection systems, making it easier to schedule digital content and move content between auditoriums.  However, the TCC is merely an aid to the operation of the systems and is not an integral or required component of the digital projector systems.  TDS is used by distributors to track various attributes of movies that are distributed to exhibitors including the location of movies being exhibited and the business terms, effectively acting as the distributors’ logistics and receivables tracking system for movies that are being exhibited.  EMS is used by exhibitors and performs the reciprocal function to TDS, acting as the exhibitors’ payables system to track the amounts the exhibitor owes the distributor, often called “film rent”, which is based on box office proceeds.  The Company acknowledges the existence of

Mr. Stephen Krikorian
October 21, 2008
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certain arrangements whereby the customer receives a perpetual software license, and on a case-by-case basis, may also separately contract with the Company for consulting services (generally consisting of customization, installation or training services), and/or annual software maintenance services.  Based on the guidance in AICPA Technical Practice Aid No. 5100.39, these separate contractual arrangements represent multiple-element arrangements because the contracts are negotiated or executed within a short time frame of each other and the different elements are closely interrelated or interdependent in terms of design, technology, or function.  For arrangements involving multiple deliverables, where deliverables include software and non-software products and services, the Company has reviewed the provisions of EITF 03-5 and concluded that all non-software deliverables are essential to the functionality of the software as a whole, and therefore should be included within the scope of SOP 97-2.  The Company then applies the separation and allocation guidance within SOP 97-2 to determine the fair value of each element in the arrangement based on vendor-specific objective evidence (“VSOE”) of fair value.

The Company has one only customer contract involving significant production, modification or customization of the licensed software and, based on the guidance contained in SOP 97-2, revenues for this contract are recognized pursuant to SOP 81-1 (see below response no. 9 for further information with respect to this one contract).  For those multiple element arrangements that do not require significant production, modification or customization of the licensed software, VSOE of the various elements is determined as follows: VSOE of fair value for the software license fee is determined by reference to sales prices of the Company’s software licenses to other customers.  VSOE of fair value for consulting services rendered in connection with licensed software is based on the prices charged for those services when sold separately, and is generally based on an hourly rate of $125 - $175 per hour.   VSOE of fair value for software maintenance, which is provided on an annual basis with annual renewal provisions, is based upon the renewal rate specified in each contract and is typically 15% - 18% of the software license fee amount.

For those multiple element arrangements that do not require significant production, modification or customization of the licensed software, revenue is recognized for the various elements as follows: Revenue for the licensed software element is recognized upon delivery and acceptance of the licensed software product, as that represents the culmination of the earnings process and the Company has no further obligations to the customer, relative to the software license.  Revenue earned from consulting services is recognized upon the performance and completion of these services.  Revenue earned

Mr. Stephen Krikorian
October 21, 2008
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from annual software maintenance is recognized ratably over the maintenance term (typically one year).

The Company believes that its historical accounting for software licensing arrangements that contain multiple element arrangements has been fairly stated and in accordance with the applicable accounting guidance.  In future filings, the Company will revise its revenue recognition policy disclosures to clarify that revenue from software licensing arrangements that contain multiple elements is accounted for in accordance with SOP 97-2.  For the year ended March 31, 2008, revenue recognized by Hollywood Software amounted to approximately $4.0 million, representing approximately 5.0% of the Company’s consolidated revenues for that fiscal year, including $2.5 million of total revenues recognized from multiple element arrangements.

8.
Your response to prior comment 15 appears to indicate that your ASP service agreements are outside the scope of SOP 97-2.  However, the disclosures in your table indicate that the ASP service arrangements are accounted for in accordance with SOP 97-2.  Please clarify the accounting literature relied upon for your ASP service arrangements.  Provide us with any proposed revisions to your disclosures.

RESPONSE:

The Company accounts for ASP service arrangements in accordance with EITF 00-3, and will modify its disclosures in future filings.  The proposed disclosure will be added to our revenue recognition policy table as follows:

Revenues consist of:	Accounted for in accordance with:
Customer licenses and application service provider (“ASP Service”) agreements.	EITF 00-3, “Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware” (“EITF 00-3”)

9.
Your response to prior comment 16 indicates that you will change the reference in your table from SAB 104 to SOP 81-1 with respect to customized software development arrangements recognized on a percentage of completion basis.  Please confirm that you will modify your disclosures as indicated in your response.  Provide us with any proposed revisions to your disclosures.

Mr. Stephen Krikorian
October 21, 2008
Page Ten

RESPONSE:

The Company acknowledges your comment and will modify its disclosures in future filings.  The Company has only one customer contract involving significant production, modification or customization of the licensed software whereby, in accordance with SOP 97-2, revenues are recognized pursuant to SOP 81-1 (revenue from this one contract totaled approximately $110,000 for the year ended March 31, 2008).  The proposed disclosure will be added to our revenue recognition section, as follows:

Revenues consist of:	Accounted for in accordance with:
Custom software development services.	SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”)

Revenues relating to customized software development contracts are recognized on a percentage-of-completion method of accounting in accordance with SOP 81-1.

Form 10-Q for the quarterly period ended June 30, 2008

Notes to the Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

Business Combinations and Intangible Assets, page 9

10.
We note that the recent drop in your stock price and market capitalization since the fiscal year ended March 31, 2008.  It appears as though this is a triggering event that may require you to reassess your goodwill for impairment.  See paragraph 28 of SFAS 142.  If so, please tell us how your evaluation of goodwill impairment complies with paragraphs 19 through 22 of SFAS 142.  Explain how you determine the fair value of your reporting units and how your estimate of fair value complies with paragraphs 23 through 25 of SFAS 142.

RESPONSE:

We note that paragraph 28a. of SFAS 142 lists a possible triggering event as “a significant adverse change in legal factors or in the business climate”, and we acknowledge that the Company’s stock price has fallen from March 31, 2008 to June 30,

Mr. Stephen Krikorian
October 21, 2008
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2008.  As discussed in the reply to Item 4, the Company estimates the fair value of goodwill and intangible assets resulting from business combinations with the assistance of third-party valuation firms, by examining a combination of discounted future cash flows for the associated products and services, and by referencing the market multiples of select “peer group” companies. The Company notes that this approach is consistent with the requirements of SFAS 142, paragraphs 23 through 25, to estimate fair value. The Company periodically reviews the carrying values of its goodwill and intangible assets for impairment using the provisions of paragraph 19 of SFAS 142, and further using the provisions of paragraph 20-22 if the second step is deemed necessary, although to date that has not been the case.   The decline in the Company’s stock price and market capitalization in the quarter ended June 30, 2008 did not, by itself, impact the discounted cash flows generated by the Company’s reporting units, and we did not note a significant decline in the performance of the Company’s reporting units versus expectations during that quarterly period.  However, we recognize that the current negative overall economic conditions could have an impact on the identified “peer group” companies and their market multiples, and thereby have some impact on the Company’s estimates of fair value.  We note that the economic turmoil seen today is a relatively recent occurrence and at this time we are considering whether it impacts the long-term viability or values of the Company’s industry peers.  The Company will continue to closely monitor its operating performance and the market conditions affecting it and others in its industry.

Note 5.  Debt and Credit Facilities, page 12

11.
We note from your disclosures on page 14 that you entered into an interest rate swap agreement in connection with the GE Credit Facility.  Please clarify when you executed this swap as it appears as though the interest rate swap agreement had commenced on August 1, 2008.

RESPONSE:

The interest rate swap agreement was executed on April 2, 2008 with the swap agreement becoming effective on August 1, 2008.

Mr. Stephen Krikorian
October 21, 2008
Page Twelve

Item 4.  Controls and Procedures, page 28

12.
We note your statement that “In designing and evaluating [y]our disclosure controls and procedures, management recognizes that any controls, no matter how well designed and operated, can provide only reasonable, not absolute, assurances of achieving the desired control objectives.”  Please clearly state, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

RESPONSE:

The disclosure will be revised to include the statement that the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving its objectives and that the principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective at that reasonable assurance level.

* * * * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Stephen Krikorian
October 21, 2008
Page Thirteen

We hope this addresses all of the Commission’s comments and concerns.  Please do not hesitate to contact us with any further questions.

Sincerely,

/s/ Carol W. Sherman
Carol W. Sherman

cc: Gary S. Loffredo